Writer’s Direct Number	Writer’s E-mail Address
212.756.23726	eleazer.klein@srz.com

April 3, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany P. Posil Special Counsel, Office of Mergers and Acquisitions Division of Corporation Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Avis Budget Group, Inc. Preliminary Proxy Statement Filed on Schedule 14A Filed March 23, 2018 by SRS Management, LLC File No. 001-10308

Dear Ms. Posil:

On behalf of SRS Investment Management, LLC (“SRS”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated April 1, 2018 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on March 23, 2018 (the “Preliminary Proxy Statement”) filed by SRS with respect to Avis Budget Group, Inc. (“Avis” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Tiffany P. Posil, Esq. April 3, 2018 Page 2

Background of this Proxy Solicitation, page 3

1.	A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statements, including how SRS members have acted separately or differently than non-SRS members on these matters:

·	“The non-SRS members of the Board have not held management accountable for its recurring failure to deliver on operating and financial targets.”
·	“The non-SRS members of the Board have taken no meaningful action to address the failure to satisfy the commitments it made to stockholders ….”
·	“The non-SRS members of the Board have, in our opinion, exhibited inaction and a startling lack of urgency ….”

In response to the Staff’s Comment, the Filing Persons have removed the bulleted statements from the Revised Preliminary Proxy Statement. The Filing Persons maintain that such a removal should not be considered an admission that the foregoing statements are unsupported by or unsupportable by a reasonable factual basis, as noted by the Staff.

2.	Disclosure indicates that “[d]ue to [y]our pressure to have the Company remove the Poison Pill in the interests of stockholders, on May 3, 2017, [you] entered into an Amended and Restated Cooperation Agreement … with Avis, pursuant to which … the Company agreed that its previously announced Poison Pill would expire concurrent with execution of the Amended Cooperation Agreement.” Please revise to clarify how you were acting in the interests of all stockholders by entering the Amended and Restated Cooperation Agreement or remove such implication.

In response to the Staff’s Comment, the Filing Persons respectfully note that the language “in the interests of stockholders” is intended to qualify the removal of the Poison Pill and not SRS’s entry into the Amended and Restated Cooperation Agreement. Accordingly, the Filing Persons have reconfigured such language in the Revised Preliminary Proxy Statement for the sake of clarity. In addition, though the Filing Persons do not believe it is required, for the sake added disclosure, the Filing Persons have provided support in the form of a footnote for its contention that removal of the 2017 Poison Pill was in the interests of all stockholders.

Proposal 1: Election of Directors, page 5

3.	Please disclose Mr. Espe’s principal occupation or employment in 2017. See Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

In response to the Staff’s Comment, the Filing Persons respectfully note that Mr. Espe did not have any principal occupation or employment during 2017.

4.	It appears that Mr. Sparks ceased to be the Chief Executive Officer and a director of Academic Partnerships in December 2017. If so, please revise your disclosure accordingly and disclose his present principal occupation or employment.

Tiffany P. Posil, Esq. April 3, 2018 Page 3

In response to the Staff’s Comment, the Filing Persons have revised the disclosure regarding Mr. Sparks’s tenure as the chief executive officer and a director of Academic Partnerships and have accordingly revised the disclosure regarding Mr. Sparks’s principal occupation or employment on page 7 of the Revised Preliminary Proxy Statement.

5.	It appears that Mr. Choi has been a member of the Board’s Compensation Committee since January 2016. If so, please provide the disclosure required by Item 407(e)(4) of Regulation S-K. See Item 8 of Schedule 14A.

In response to the Staff’s Comment, the Filing Persons have supplemented the disclosure regarding Mr. Choi on pages 5 and 8 of the Revised Preliminary Proxy Statement to provide that he has been a member of the Board’s Compensation Committee since 2016 along with the disclosure discussed in Item 407(e)(4) of Regulation S-K pursuant to Item 8 of Schedule 14A.

6.	Disclosure indicates that “in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by us.” Please disclose whether the participants are first required to identify or nominate such substitute nominee in accordance with the Company’s advance notice bylaw. If no substitute nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for proxy holders to vote for substitute nominees.

In response to the Staff’s Comment, the Filing Persons respectfully note that the Company’s advance notice bylaws do not provide for a mechanism pursuant to which participants must identify or nominate a substitute nominee. Nevertheless, the Filing Persons have removed the foregoing language in the Revised Preliminary Proxy Statement.

Proposal 3: Advisory Vote on the Compensation of Named Executive Officers, page 11

7.	We note the following criticisms of the Company’s compensation packages: “We believe that the Company’s NEO compensation packages may have contributed to a culture of complacency … we believe … that the Company, and its stockholders, would benefit from greater alignment of incentive pay with performance, including, for instance removing the ‘lock-in’ feature that was recently implemented into the long-term incentive awards payable to the Company’s NEOs, which, in SRS’s opinion, provides a windfall to such NEOs while not encouraging them to reach their maximum long term incentive targets.” Please provide support for these opinions and beliefs and disclose whether any SRS nominee (e.g., Mr. Choi as a member of the Compensation Committee) participated in the decisions you are criticizing.

In response to the Staff’s Comment, the Filing Persons respectfully note that the “culture of complacency” language directly refers to the Company’s disclosure regarding the “lock-in” features, which, as the Company states in its own preliminary proxy statement, filed on March 21, 2018, “provides an opportunity to satisfy a portion of the performance goals for up to one-third of the target units of the total award [. . . .]

Tiffany P. Posil, Esq. April 3, 2018 Page 4

The lock-in feature was provided to recognize the challenging nature of the performance goals, as discussed above, and that pressures can significantly impact margin fluctuation, including changes in the used car market, which can be outside of management’s control.” Given the relatively low EBITDA margin percentage points (+.50% in 2018) required to achieve the lock-in versus the maximum (+3.0% in 2019), the Filing Persons believe that such a lock-in feature provides a relatively low safety net under which the Company’s named executive officers can collect awards under the excuse that market forces are simply “outside of management’s control.” Nevertheless, the Filing Persons have revised its disclosure on page 11 of the Revised Preliminary Proxy Statement where it has removed its discussion of the lock-in feature and has changed its recommendation on this page and throughout the Revised Preliminary Proxy Statement to make no recommendation with respect to Proposal 3.

Annex 1: Information on the Participants, page 17

8.	Please provide all the information required by Item 5(b)(1)(viii) of Schedule 14A for the cash-settled equity swaps and option contracts referenced in this section. In providing the details thereof, as required by Item 5(b)(1)(viii), please disclose any arrangements or understandings with respect to the voting or disposition of any shares underlying these swaps or options.

In response to the Staff’s Comment, the Filing Persons respectfully note that they believe that all disclosure required under Schedule 14A with respect to cash-settled equity swaps and option contracts held by SRS has been disclosed in the Preliminary Proxy Statement. Nonetheless, the Filing Persons have supplemented its disclosure on page 17 of the Revised Preliminary Proxy Statement by adding more detail, including to make explicit that there are no arrangements or understandings with respect to the voting or disposition of any shares underlying these swaps or options.

Form of Gold Proxy Card

9.	Since the election of directors is contested and subject to a plurality voting standard, please remove the option to “abstain” from voting on the election of directors or advise us why you believe an option to “abstain” is appropriate. Refer to Rule 14a-4(b)(2).

In response to the Staff’s Comment, the Filing Persons have removed the option to “abstain” from the voting on the election of directors on the proxy card.

10.	Please clarify the voting options with respect to Proposal 3.

In response to the Staff’s Comment, the Filing Persons have clarified the voting options with respect to Proposal 3.

Tiffany P. Posil, Esq. April 3, 2018 Page 5

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein